UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)

Scholar Rock Holding Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

80706P103

(CUSIP Number)

June 17, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☒       Rule 13d-1(c)

☐       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80706P103

1	Name of Reporting Person
Redmile Group, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power
0
	6	Shared Voting Power
5,352,205 (1)
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
5,352,205 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person
5,352,205 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11	Percent of Class Represented by Amount in Row (9)
9.9% (2)
12	Type of Reporting Person (See Instructions)
IA, OO

(1) Redmile Group, LLC’s beneficial ownership of the Issuer’s common stock (“Common Stock”) is comprised of 3,403,926 shares of Common Stock owned by certain private investment vehicles and/or separately managed accounts managed by Redmile Group, LLC, which shares of Common Stock may be deemed beneficially owned by Redmile Group, LLC as investment manager of such private investment vehicles and/or separately managed accounts. The reported securities may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile Group, LLC. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. Subject to the Beneficial Ownership Blocker (as defined below), Redmile Group, LLC may also be deemed to beneficially own 21,312,140 shares of Common Stock issuable upon exercise of certain Warrants to Purchase Common Stock (the “Warrants”). Pursuant to the terms of the Warrants, the Issuer may not effect any exercise of any Warrant, and a holder of a Warrant does not have the right to exercise any portion of the Warrant held by such holder, to the extent that, after giving effect to the attempted exercise set forth in a notice of exercise, such holder, together with such holder’s affiliates and any other person whose beneficial ownership of Common Stock would be aggregated with such holder’s for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the applicable regulations of the Securities and Exchange Commission (the “SEC”), including any “group” of which such holder is a member, would beneficially own a number of shares of Common Stock in excess of the Beneficial Ownership Limitation (the “Beneficial Ownership Blocker”). The “Beneficial Ownership Limitation” is 9.99% of the shares of Common Stock then issued and outstanding, which percentage may be changed at a holder’s election upon 61 days’ notice to the Issuer. The 5,352,205 shares of Common Stock reported as beneficially owned by Redmile Group, LLC in this Schedule 13G represents 9.99% of the outstanding shares of Common Stock (calculated in accordance with footnote (2) below).

(2) Percentage based on (i) 51,627,353 shares of Common Stock outstanding as of June 22, 2022, as reported by the Issuer in its Prospectus Supplement to a prospectus dated April 13, 2022 filed with the Securities and Exchange Commission (“SEC”) on June 21, 2022 (the “Prospectus Supplement”) plus (ii) 1,948,279 shares of Common Stock issuable upon exercise of certain of the Warrants, which due to the Beneficial Ownership Limitation is the maximum number of shares that could be issued upon exercise of the Warrants.

CUSIP No. 80706P103

1	Name of Reporting Person
Jeremy C. Green
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power
0
	6	Shared Voting Power
5,352,205 (3)
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
5,352,205 (3)

9	Aggregate Amount Beneficially Owned by Each Reporting Person
5,352,205 (3)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11	Percent of Class Represented by Amount in Row (9)
9.9% (4)
12	Type of Reporting Person (See Instructions)
IN, HC

(3) Jeremy C. Green’s beneficial ownership of Common Stock is comprised of 3,403,926 shares of Common Stock owned by certain private investment vehicles and/or separately managed accounts managed by Redmile Group, LLC, which shares of Common Stock may be deemed beneficially owned by Redmile Group, LLC as investment manager of such private investment vehicles and/or separately managed accounts. The reported securities may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile Group, LLC. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. Subject to the Beneficial Ownership Blocker, Mr. Green may also be deemed to beneficially own 21,312,140 shares of Common Stock issuable upon exercise of the Warrants. Pursuant to the terms of the Warrants, the Issuer may not effect any exercise of any Warrant, and a holder of a Warrant does not have the right to exercise any portion of the Warrant held by such holder, if the Beneficial Ownership Blocker applies. The 5,352,205 shares of Common Stock reported as beneficially owned by Redmile Group, LLC in this Schedule 13G represents 9.99% of the outstanding shares of Common Stock (calculated in accordance with footnote (4) below).

(4) Percentage based on (i) 51,627,353 shares of Common Stock outstanding as of June 22, 2022, as reported by the Issuer in the Prospectus Supplement plus (ii) 1,948,279 shares of Common Stock issuable upon exercise of certain of the Warrants, which due to the Beneficial Ownership Limitation is the maximum number of shares that could be issued upon exercise of the Warrants.

CUSIP No. 80706P103

1	Name of Reporting Person
Redmile Capital Offshore Master Fund, Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power
0
	6	Shared Voting Power
2,813,000 (5)
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
2,813,000 (5)

9	Aggregate Amount Beneficially Owned by Each Reporting Person
2,813,000 (5)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11	Percent of Class Represented by Amount in Row (9)
5.3% (6)
12	Type of Reporting Person (See Instructions)
CO

(5) Redmile Capital Offshore Master Fund, Ltd.’s beneficial ownership of Common Stock is comprised of 1,006,445 shares of Common Stock and 1,806,555 shares of common stock issuable upon the exercise of Warrants directly held by Redmile Capital Offshore Master Fund, Ltd.

(6) Percentage based on: (i) 51,627,353 shares of Common Stock outstanding as of June 22, 2022, as reported by the Issuer in the Prospectus Supplement plus (ii) 1,806,555 shares of Common Stock that could be issued upon exercise of the Warrants directly held by Redmile Capital Offshore Master Fund, Ltd.

Item 1.

(a)	Name of Issuer

Scholar Rock Holding Corporation

(b)	Address of Issuer’s Principal Executive Offices

301 Binney Street, 3rd Floor
Cambridge, MA 02142

Item 2.

(a)	Names of Persons Filing

Redmile Group, LLC
Jeremy C. Green
Redmile Capital Offshore Master Fund, Ltd.

(b)	Address of Principal Business office or, if None, Residence

Redmile Group, LLC
One Letterman Drive
Building D, Suite D3-300
The Presidio of San Francisco
San Francisco, California 94129

Jeremy C. Green
c/o Redmile Group, LLC (NY Office)
45 W. 27th Street, Floor 11
New York, NY 10001

Redmile Capital Offshore Master Fund, Ltd.
c/o Redmile Group, LLC
One Letterman Drive
Building D, Suite D3-300
The Presidio of San Francisco
San Francisco, California 94129

(c)	Citizenship

Redmile Group, LLC: Delaware
Jeremy C. Green: United Kingdom
Redmile Capital Offshore Master Fund, Ltd.: Cayman Islands

(d)	Title of Class of Securities

Common Stock, $0.001 par value

(e)	CUSIP Number

80706P103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: __________

Item 4.	Ownership.

(a)	Amount beneficially owned:

Redmile Group, LLC – 5,352,205*
Jeremy C. Green – 5,352,205*
Redmile Capital Offshore Master Fund, Ltd. – 2,813,000***

(b)	Percent of class:

Redmile Group, LLC – 9.9%**
Jeremy C. Green – 9.9%**
Redmile Capital Offshore Master Fund, Ltd. – 5.3%****

(c)	Number of shares as to which Redmile Group, LLC has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

5,352,205*

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

5,352,205*

Number of shares as to which Jeremy C. Green has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

5,352,205*

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

5,352,205*

Number of shares as to which Redmile Capital Offshore Master Fund, Ltd. has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

2,813,000***

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

2,813,000***

*	Redmile Group, LLC’s and Jeremy C. Green’s beneficial ownership of Common Stock is comprised of 3,403,926 shares of Common Stock owned by certain private investment vehicles and/or separately managed accounts managed by Redmile Group, LLC, which shares of Common Stock may be deemed beneficially owned by Redmile Group, LLC as investment manager of such private investment vehicles and/or separately managed accounts. The reported securities may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile Group, LLC. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. Subject to the Beneficial Ownership Blocker, Mr. Green may also be deemed to beneficially own 21,312,140 shares of Common Stock issuable upon exercise of the Warrants. Pursuant to the terms of the Warrants, the Issuer may not effect any exercise of any Warrant, and a holder of a Warrant does not have the right to exercise any portion of the Warrant held by such holder, if the Beneficial Ownership Blocker applies. The 5,352,205 shares of Common Stock reported as beneficially owned by Redmile Group, LLC in this Schedule 13G represents 9.99% of the outstanding shares of Common Stock.

**	Percentage based on (i) 51,627,353 shares of Common Stock outstanding as of June 22, 2022, as reported by the Issuer in the Prospectus Supplement plus (ii) 1,948,279 shares of Common Stock issuable upon exercise of certain of the Warrants, which due to the Beneficial Ownership Limitation is the maximum number of shares that could be issued upon exercise of the Warrants.

***	Redmile Capital Offshore Master Fund, Ltd.’s beneficial ownership of Common Stock is comprised of 1,006,445 shares of Common Stock and 1,806,555 shares of common stock issuable upon the exercise of Warrants directly held by Redmile Capital Offshore Master Fund, Ltd.

****	Percentage based on: (i) 51,627,353 shares of Common Stock outstanding as of June 22, 2022, as reported by the Issuer in the Prospectus Supplement plus (ii) 1,806,555 shares of Common Stock that could be issued upon exercise of the Warrants directly held by Redmile Capital Offshore Master Fund, Ltd.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

See the response to Item 4.

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 27, 2022

Redmile Group, LLC

By:	/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

Redmile Capital Offshore Master Fund, Ltd.
By: Redmile Group, LLC, its investment manager

By:	/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Authorized Person

/s/ Jeremy C. Green
Jeremy C. Green

Exhibit 99.1

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto, the “Schedule 13G”) relating to the Common Stock, $0.001 par value per share, of Scholar Rock Holding Corporation, which may be deemed necessary pursuant to Regulation 13D or 13G promulgated under the Exchange Act.

The undersigned further agree that each party hereto is responsible for the timely filing of the Schedule 13G, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has a reason to believe that such information is inaccurate.

It is understood and agreed that a copy of this Joint Filing Agreement shall be attached as an exhibit to the Schedule 13G, filed on behalf of each of the parties hereto.

IN WITNESS WHEREOF, each of the undersigned has executed this Joint Filing Agreement as of the 27th day of June, 2022.

REDMILE GROUP, LLC

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

Redmile Capital Offshore Master Fund, Ltd.
By: Redmile Group, LLC, its investment manager

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Authorized Person

/s/ Jeremy C. Green
JEREMY C. Green